UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Petlife Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71639C103

(CUSIP Number)

ARNOLD F. SOCK, Esquire Box 25847 Los Angeles, CA 90025 323-642-7334

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639C103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAINIER AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,850,000
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER 3.850,000
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 71639C103	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer. Common Stock. Petlife Pharmaceuticals, Inc. 38 West Main Street Hancock, MD 21750

Item 2.  Identity and Background. Rainier AG, a Swiss trust company. Banhoffstrasse 21, 6300 Zug, Switzerland

Rainier AG has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Rainier AG was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as such is not subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor to a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration. Working Capital of the Reporting Entity

Item 4.  Purpose of Transaction. Investment

Item 5.  Interest in Securities of the Issuer. 3,850,000 common shares representing 5.43% of all such shares as of March 3, 2017 per the transfer agent.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Share Purchase Agreement (attached as Exhibit hereto)

Item 7.  Material to Be Filed as Exhibits.

1) Share Purchase Agreement

2) Power of Attorney for Signatory on file with the Commission incorporated by reference

CUSIP No. 71639C103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAINIER AG

By:	/s/ Arnold F. Sock
ARNOLD F. SOCK, ATTORNEY IN FACT